

January 5, 2012

<u>Via E-mail</u>
Shawn K. Singh, J.D.
Chief Executive Officer
VistaGen Therapeutics, Inc.
384 Oyster Point Boulevard, No. 8
South San Francisco, California 94080

   Re: VistaGen Therapeutics, Inc.
      Form 8-K
      Filed May 16, 2011, as amended on June 8, 2011, August 12, 2011 and
      December 20, 2011
      File No. 000-54014

Dear Mr. Singh:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Jennifer Riegel for

          Jeffrey P. Riedler
          Assistant Director

cc: Daniel W. Rumsey (Disclosure Law Group, LLP)